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January 19, 2012

Ms. Cindy Rose
Securities and Exchange Commission
Washington, D. C. 20549

Re:       California Investment Trust
January 1, 2011 Prospectus Disclosures

Dear Ms. Rose:

Responses to your questions relative to the expense reimbursement/fee waiver prospectus disclosure and the California Insured Intermediate Fund follow.   In the event I misunderstood your questions, please restate your question and we will respond.

Prospectus Fee Waiver Disclosure
General Instruction Item 3.3(e) states:  If there are expense reimbursement or fee arrangements that will reduce any Fund operating expenses for no less than one year from the effective date of the Fund’s registration statement, a Fund may add two captions to the table:  one caption showing the amount of the expense reimbursement or fee waiver, and a second caption showing the Fund’s net expenses after subtracting the fee reimbursement or expense waiver from the total fund operating expenses…”

In reviewing the disclosure instruction we believe that we met the requirements, as stated.  However, based on your recommendation, we have modified the disclosure to read as follows:

“The Fund’s investment manager, Shelton Capital Management, has contractually agreed to reimburse expenses incurred by the Fund to the extent that total annual fund operating expenses exceed ___% [% provided is based on applicable fund] until January 4, 2013.  This agreement may only be terminated with the approval of the Board of Trustees of the Fund….”

This should resolve the expressed concerns regarding the disclosure.

California Insured Intermediate Fund and Bond Question in General

Question #1 -- Why did the ratings drop to AA- as reflected in the Annual Report?
The municipal bond insurers were negatively impacted by the financial crisis that began in 2007.  The average rating of the CA Insured Intermediate Fund dropped as rating agencies dropped the ratings on both the municipal bond insurers and the issues they insured.

Ms. Cindy Rose, Securities and Exchange Commission
January 19, 2012

Question #2 -- What percent of the Bonds in the portfolio are insured?
Based on the December 31, 2011 holdings, 22 of the 24 long term bonds are insured.   The 22 insured bonds represent 92. 2% of the current market value of the non-cash equivalent bond holdings.

Question #3 -- How many different insurance companies are represented in the portfolio and what are their names?
The portfolio holdings are backed by National Public Finance Guarantee Corp (both directly and as re-insurance for FGIC insured bonds), Ambac, AGM and Assured Guaranty Corp. (both subsidiaries of Assured Guaranty), and Berkshire Hathaway Assurance Corp.

Question #4 -- How many bonds are covered by each insurance company?
Insuring Entity	# of Holdings
National Public Finance Guarantee Corp	12
National Public Finance Guarantee Corp (FGIC)	3
AGM	4
Assured Guaranty Corp	1
Ambac	1
Berkshire Hathaway Assurance Corp	1

Question #5 -- What percent of bonds, in general, in each portfolio are not rated.
California Insured Intermediate Fund	0% of the bonds held in the CA Insured Intermediate Fund are not rated by either S&P, Moody’s or Fitch
California Tax-Free Income Fund	Of the two bonds that are unrated, one is escrowed to maturity and the other is Senior to subordinated bonds that are rated A by S&P, A2 by Moody’s and A by Fitch.

TANDY DISCLOSURE
The firm acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should further clarification be required, please give me a call at 1-415-625-4911.

Sincerely,

/s/ Teresa Axelson
Teresa Axelson
Chief Compliance Officer